EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Supplementary Report - Class Action against Walla

Tel Aviv, Israel - March 19, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that the Company received notice from its subsidiary Walla! Communications Ltd (“Walla”), in which Walla was informed of the filing of a claim at the Tel-Aviv District Court against it and against 8 further respondents with a petition to approve it as a class action (the claim and the petition have not yet been formally served to Walla). The subject of the matter is the claim that Walla and the additional respondents publicize on their websites, applications and on social media “advertising articles” without making disclosure that these are marketing content and that publication of marketing content without disclosure as claimed represents, inter alia, a violation of the provisions of the Consumer Protection Law, breach of the journalistic code of ethics, a tort, violation of good faith, and unjust enrichment. The petitioners also mention the petition to approve as a class action a similar matter, reported by the Company on May 2, 2018, and state that they wish to add additional matters to the petition for approval.

In the petition an estimate of damage of NIS 300 for each user of the Walla website is claimed. The petition does note state an exact amount for all members of the group, but rather a conservative, overall estimate of damage of at least tens and even hundreds of millions of shekels.

Walla is studying the details of the claim and the petition to approve it as a class action and at this stage it is not possible for it and/or the Company to assess their chances.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.